ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Claymore Exchange-Traded Funds Trust		05716112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 31, 2013	March 31, 2012 to May 31, 2013	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on May 31, 2013

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.